Exhibit 4.40

This is an English Translation

November 24, 2011

Exclusive Call Option Agreement

By and Among

Wang Yong

Ji Wei

and

The9 Computer Technology Consulting (Shanghai) Co., Ltd.

Regarding

Shanghai The9 Information Technology Co., Ltd.

Exclusive Call Option Agreement

This Exclusive Call Option Agreement (hereinafter this “Agreement”) is entered into in Shanghai, the People’s Republic of China (hereinafter “PRC”) as of November 24, 2011 by and among the following Parties:

(1)	Wang Yong, a PRC citizen with his identity card number: and his domicile address at Room 502, No. 33, Lane 100, Qishan Road, Pudong New District, Shanghai

(2)	Ji Wei, a PRC citizen with his identity card number: and his domicile address at Back Building, 2F, No. 12, Lane 424, Huimin Road, Yangpu District, Shanghai

(Wang Yong and Ji Wei are hereinafter referred to individually or collectively as the “Existing Shareholder(s)”)

(3)	The9 Computer Technology Consulting (Shanghai) Co., Ltd., a limited liability company established and validly existing under the PRC Laws with its registered address at Room 103, Building 3, No. 690 Bibo Road, Zhangjiang Hi-Tech Park, Shanghai (hereinafter “The9 Computer”);

(In this Agreement, all parties mentioned above are referred to individually as a “Party” and collectively as the “Parties”)

WHEREAS:

(1)	The Existing Shareholders are the shareholders of Shanghai The9 Information Technology Co., Ltd., a limited liability company established and validly existing under the PRC Laws, hereinafter the “Company”) whose name appear on the register of members of the Company, legally holding all equity interests of the Company, and the capital contribution and equity ratio of the Existing Shareholders in the registered capital of the Company as of the date of this Agreement are set out in Appendix I hereto.

(2)	The Existing Shareholders intend to transfer to The9 Computer and/or any other entity or individual designated by it, and The9 Computer intends to accept the transfer of, all of their respective equity interests in the Company, subject to the PRC Laws.

(3)	In order to realize the equity transfer described above, the Existing Shareholders agree to grant to The9 Computer an exclusive and irrevocable equity transfer option, respectively. Pursuant to the equity transfer option, the Existing Shareholders shall, at the request of The9 Computer and to the extent permitted by the PRC Laws, transfer the Option Equity (as defined below) to The9 Computer and/or any other entity or individual designated by it in accordance with the provisions of this Agreement.

Therefore, the Parties have reached the following agreement upon mutual consultations:

Article 1 — Definition

1.1	Except as otherwise construed in the context, the following terms in this Agreement shall be interpreted to have the following meanings:

“PRC Laws” shall mean the laws, administrative regulations, administrative rules, local regulations, judicial interpretations and other binding regulatory documents of the People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan) then in effect.

“Transfer Option” shall mean the option to request for the purchase of equity interests in the Company as granted by the Existing Shareholders to The9 Computer pursuant to the terms and conditions of this Agreement.

“Option Equity” shall mean, in respect of each of the Existing Shareholders, all the equity interests held by him in the Company Registered Capital (as defined below); and in respect of all the Existing Shareholders, the equity interests accounting for 100% of the Company Registered Capital.

“Company Registered Capital” shall mean the registered capital of the Company on the date of this Agreement, i.e., RMB23,000,000, and shall include any expanded registered capital as a result of any capital increase within the term of this Agreement.

“Transferred Equity” shall mean the equity interests of the Company which The9 Computer has the right to require any of the Existing Shareholders to transfer to it or its designated entity or individual in accordance with Article 3.2 hereof when The9 Computer exercises its Transfer Option, the quantity of which may be all or part of the Option Equity and the specific amount of which shall be determined by The9 Computer in its sole discretion in accordance with the PRC Laws then in effect and based on its own commercial consideration.

“Exercise of Option” shall mean any exercise by The9 Computer of its Transfer Option.

“Transfer Price” shall mean all the considerations which The9 Computer or its designated entity or individual is required to pay to the Existing Shareholders in order to obtain the Transferred Equity upon each Exercise of Option.

“Business Permits” shall mean any approvals, permits, filings and registrations etc. which the Company is required to have for legally and validly operating all of its businesses, including but not limited to the Business License of the Corporate Legal Person, the Tax Registration Certificate, the Permit for Operations of Value-added Telecommunication Businesses with respect to the business operation of internet information services, the Network Cultural Business Permit for operating internet cultural products containing online games, the approval document number required to obtain from internet publication institutions for operating online games, the filings required to be made with the producers of electronic publications for producing electronic publications, and such other relevant licenses and permits as required by the PRC Laws then in effect.

“Company Assets” shall mean all the tangible and intangible assets which the Company owns or has the right to dispose of during the term of this Agreement, including but not limited to any immoveable and moveable assets, and such intellectual property rights as trademarks, copyrights, patents, proprietary know-how, domain name, software use right, and any investment interest.

“Material Asset” shall mean any asset which has a book value of RMB100,000 or more or has a material impact on the businesses operation of any Party.

“Material Agreement” shall mean any agreement to which the Company is a party and which has a material impact on the business or assets of the Company, including but not limited to the important agreements regarding the profit distribution of online games, its technical services, information release/business of the Company.

“Exercise Notice” shall have the meaning ascribed to it in Article 3.5 of this Agreement.

“Confidential Information” shall have the meaning ascribed to it in Article 6.1 of this Agreement.

“Defaulting Party” shall have the meaning ascribed to it in Article 9.1 of this Agreement.

“Default” shall have the meaning ascribed to it in Article 9.1 of this Agreement.

“Party’s Rights” shall have the meaning ascribed to it in Article 10.5 of this Agreement.

1.2	Any reference to the PRC Laws herein shall be deemed (1) to include the references to the amendments, changes, supplements and reenactments of such law, irrespective of whether they take effect before or after the formation of this Agreement; and (2) to include the references to other decisions, notices and regulations enacted in accordance therewith or effective as a result thereof.

1.3	Except as otherwise stated in the context herein, all references to an article, clause, item or paragraph shall refer to the relevant part of this Agreement.

Article 2 Grant of Transfer Option

2.1	The Existing Shareholders hereby severally and jointly agree to grant to The9 Computer an irrevocable, unconditional and exclusive Transfer Option. Pursuant to the Transfer Option, The9 Computer shall have the right to, to the extent permitted by the PRC Laws, require the Existing Shareholders to transfer the Option Equity to The9 Computer or its designated entity or individual according to the terms and conditions of this Agreement. The9 Computer also agrees to accept such Transfer Option.

Article 3 Method for Exercise of Option

3.1	Subject to the terms and conditions of this Agreement, The9 Computer shall have the absolute sole discretion to determine the specific time, method and times of its Exercise of Option to the extent permitted by the PRC Laws.

3.2	If The9 Computer and/or any other entity or individual designated by it is/are permitted by the PRC Laws then in effect to hold all the equity interests of the Company, The9 Computer shall have the right to elect to exercise all of its Transfer Option on a one-off basis, and The9 Computer and/or any other entity or individual designated by it shall accept the one-off transfer of all the Option Equity from the Existing Shareholders; if The9 Computer and/or any other entity or individual designated by it is/are permitted by the PRC Laws then in effect to hold only part of the equity interests of the Company, The9 Computer shall have the right to determine the amount of the Transferred Equity within the extent of not exceeding the upper limit of shareholding ratio as specified by the PRC Laws then in force (hereinafter the “Shareholding Limit”), and shall also have the right to designate at its own will the amount of the Transferred Equity that the Existing Shareholders shall transfer to The9 Computer and/or any entity or individual designated by it in such Exercise of Option. In the latter case, The9 Computer shall have the right to exercise its Transfer Option at multiple times in line with the gradual release of the PRC Laws on the permitted Shareholding Limit, with a view to ultimately acquiring all the Option Equity.

3.3	At each Exercise of Option by The9 Computer, each of the Existing Shareholders shall transfer the Transferred Equity to The9 Computer and/or any other entity or individual designated by it in the amount requested by The9 Computer. The9 Computer and any other entity or individual designated by it shall pay the Transfer Price in respect of the Transferred Equity accepted in each Exercise of Option to the Existing Shareholders transferring such Transferred Equity.

3.4	Subject to the terms and conditions of this Agreement and without violating the PRC Laws then in effect, The9 Computer may accept the transfer of the Transferred Equity by itself or designate any third party to accept the transfer of all or part of the Transferred Equity in each Exercise of Option.

3.5	Having decided each Exercise of Option, The9 Computer shall issue to the Existing Shareholders a notice for exercising the Transfer Option (hereinafter the “Exercise Notice”, the form of which is set out in Appendix II hereto). The Existing Shareholders shall, upon receipt of the Exercise Notice, forthwith transfer the Transferred Equity to The9 Computer and/or any other entity or individual designated by it in such method as described in Article 3.3 hereof.

3.6	Each of the Existing Shareholders hereby jointly and severally undertake and guarantee that once The9 Computer issues the Exercise Notice:

(1)	he shall immediately convene a shareholders’ meeting, pass shareholders’ resolution and take all other necessary actions to approve the transfer by any Existing Shareholder of all the Transfer Option at the Transfer Price to The9 Computer and/or any other entity or individual designated by it, and give up any pre-emptive right owned by him (if any);

(2)	he shall immediately enter into an equity transfer agreement with The9 Computer and/or any other entity or individual designated by it for the transfer of all the Transferred Equity at the Transfer Price to The9 Computer and/or any other entity or individual designated by it;

(3)	he shall provide The9 Computer with necessary support (including providing and executing all relevant legal documents, performing all government approval and registration procedures and assuming all relevant obligations) as per its request and in accordance with the requirements of the laws and regulations, so that The9 Computer and/or any other entity or individual designated by it can acquire all the Transferred Equity, free from and clear of any legal defect and any encumbrance, third party right or any other restriction on equity interests.

3.7	In respect of the Transfer Option, at each Exercise of Option by The9 Computer, all the Transfer Price that shall be paid by The9 Computer or its designated entity or individual to each of the Existing Shareholders shall be the book value of the Company Registered Capital that is corresponding to the Transferred Equity. If, however, the lowest price permitted by the PRC Laws then in force is higher than the book value of the Company Registered Capital, the Transfer Price shall be the lowest price permitted by the PRC Laws.

Article 4 Representations and Warranties

4.1	Each of the Existing Shareholders hereby jointly and severally represents and warrants as follows:

4.1.1	He is a PRC citizen with full capacity, has full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and may act independently as a party to lawsuit.

4.1.2	He has full power to execute, deliver and perform this Agreement and all the other documents to be signed by him in relation to the transaction referred to herein, and he has the full power to complete the transaction referred to herein.

4.1.3	This Agreement shall be executed and delivered by him legally and properly. This Agreement constitutes the legal and binding obligations on him and is enforceable against him in accordance with its terms and conditions.

4.1.4	He is the legal owner of the Option Equity whose name appears on the register of members of the Company as of the effective date of this Agreement, and except the pledge right created by the Equity Pledge Agreement dated November 24, 2011 between The9 Computer and the Existing Shareholders, the delegated power created by the Shareholders’ Voting Proxy Agreement dated November 24, 2011 among the Company, The9 Computer and the Existing Shareholders, and the rights created by this Agreement, there is no lien, pledge, claim and other encumbrances and third party rights on the Option Equity. In accordance with this Agreement, The9 Computer and/or any other entity or individual designated by it may, upon the Exercise of Option, obtain a good title to the Transferred Equity, free from and clear of any lien, pledge, claim and other encumbrances or third party rights.

4.1.5	The execution, delivery and performance by the Existing Shareholders of this Agreement and the consummation by the Existing Shareholders of the transactions contemplated hereby do not violate any provisions of the PRC Laws, and any of its agreements, contracts and other arrangements with any third party by which he is bound.

4.2	The9 Computer hereby represents and warrants as follows:

4.2.1	The9 Computer is a wholly foreign-owned company with limited liability duly incorporated and legally existing under the PRC Laws and possesses an independent legal person qualification. The9 Computer has full and independent legal status and legal capacity to execute, deliver and perform this Agreement and may act independently as a party to lawsuit.

4.2.2	The9 Computer has the full corporate power and authority to execute, deliver and perform this Agreement and all the other documents to be signed by it in relation to the transaction referred to herein, and it has the full power and authority to complete the transaction referred to herein.

Article 5 Undertakings by Existing Shareholders

Each of the Existing Shareholders hereby severally and jointly undertakes as follows:

5.1	He shall take all necessary measures during the term of this Agreement to ensure that the Company is able to obtain all the Business Permits timely and all the Business Permits remain to be valid at any time.

5.2	Without the prior written consent by The9 Computer during the term of this Agreement,

5.2.1	none of the Existing Shareholders shall transfer or otherwise dispose of any Option Equity or create any encumbrance or other third party rights on any Option Equity;

5.2.2	he shall not increase or decrease the Company Registered Capital, or cause/approve the Company to be divided or merged with any other entity;

5.2.3	he shall not dispose of or cause the management of the Company to dispose of any Material Asset (other than in the ordinary course of business), or create any encumbrance or other third party rights on any Material Asset;

5.2.4	he shall not terminate or cause the management of the Company to terminate any Material Agreements entered into by the Company, or enter into any other agreements in conflict with the existing Material Agreements;

5.2.5	he shall not appoint or replace any executive directors or members of the board (if any) or supervisors of the Company or any other management personnel of the Company who shall be appointed or dismissed by the Existing Shareholders;

5.2.6	he shall not procure the Company to declare the distribution of or in practice release any distributable profit, bonus, share profit or dividend;

5.2.7	he shall ensure that the Company validly exists and is not terminated, liquidated or dissolved;

5.2.8	he shall not amend the articles of association of the Company;

5.2.9	he shall ensure that the Company shall not lend or borrow any money, or provide guarantee or engage in security activities in any other forms, or bear any substantial obligations other than in the ordinary course of business;

5.2.10	he shall not in any way make or authorize others (including but not limited to the Company’s directors nominated by him) to make any resolution, instruction, consent or order to procure the Company to carry out any transaction that would or might substantially affect any asset, right, obligation or business of the Company (including its branches, subsidiaries or affiliates) (hereinafter “Prohibited Transaction”), nor sign any agreement, contract, memorandum or transaction document of any other form in respect of the Prohibited Transaction (hereinafter “Prohibited Document”), nor shall he allow any Prohibited Transaction to be carried out nor any Prohibited Documents to be signed through omission to act; and

5.2.11	he shall not cause the Company or the management of Company to approve any of the following acts of the Company’s subsidiaries or affiliates (collectively referred to the “Subsidiaries”):

(a)	to increase or decrease any Subsidiary’s registered capital, or cause/approve any Subsidiary to be divided or merged with any other entity;

(b)	to dispose of or cause the management of the Subsidiaries to dispose of any Material Assets of any Subsidiary (other than in the ordinary course of business), or create any encumbrance or other third party rights on the Material Asset;

(c)	to terminate or cause the management of the Subsidiaries to terminate any Material Agreements entered into by any Subsidiary, or enter into any other agreements in conflict with the existing Material Agreements;

(d)	to appoint or replace any directors or supervisors of any Subsidiary or any other management personnel of such Subsidiary who shall be appointed or dismissed by the Company;

(e)	to terminate, liquidate or dissolve any Subsidiary or act in any way that damages or is likely to damage the valid existence of any Subsidiary;

(f)	to amend the articles of association of any Subsidiary; and

(g)	to lend or borrow any money, or provide guarantee or engage in security activities in any other forms, or bear any substantial obligations other than in the ordinary course of business.

5.3	Within the term of this Agreement, he shall make his best effort to develop the business of the Company and ensure that the operation of the Company is legal and in compliance with the regulations, and he will not engage in any act or omission to act which may damage the Company’s (including the Subsidiaries’) assets, goodwill or affect the validity of the Business Permits of the Company.

5.4	Within the term of this Agreement, he shall timely notify The9 Computer of any situation that may have a material adverse effect on the existence, business operation, financial condition, assets or goodwill of the Company (including the Subsidiaries), and shall timely take all the measures approved by The9 Computer to remove such adverse situation or take effective remedial measures with respect thereto.

5.5	He will procure any director of the Company nominated by him or any management personnel of the Company recommended by him (if any) to strictly observe the above undertakings when performing their duties as director or management personnel of the Company, and shall not in any way engage in any act or omission to act that is in conflict with any such undertaking.

5.6	If the total amount of the Transfer Price obtained by any Existing Shareholder with respect to the Transferred Equity held by him is higher than his capital contribution to the Company, or he receives any form of profit distribution, share profit, dividend or bonus from the Company, then the Existing Shareholder agrees that he will, subject to the provisions of the PRC Laws, give up the premium earnings and any profit distribution, share profit, dividend or bonus (after the deduction of relevant taxes), and The9 Computer shall be entitled thereto. Otherwise, such Existing Shareholder shall compensate The9 Computer and/or any other entity or individual designated by it for any loss incurred as a result thereof.

Article 6 Confidentiality

6.1	Regardless of whether this Agreement has terminated or not, the Parties shall keep in strict confidence all the trade secrets, proprietary information and customer information and all other information of a confidential nature about the other Parties known by them during the execution and performance of this Agreement (hereinafter collectively the “Confidential Information”). Unless a prior written consent is obtained from the Party disclosing the Confidential Information or unless it is required to be disclosed to third parties according to the relevant laws and regulations or the requirement of the country on which any affiliate of a Party is listed, the Party receiving the Confidential Information shall not disclose to any third party any Confidential Information. The receiving Party shall not use or indirectly use any Confidential Information other than for the purpose of performing this Agreement.

6.2	The following information shall not deemed as the Confidential Information:

(a)	any information that has been legally known by receiving Party before as evidenced by written documents;

(b)	any information entering into the public domain not attributable to the fault of the receiving Party; or

(c)	any information lawfully acquired by the receiving Party through other sources after his/its receipt of such information.

6.3	The receiving Party may disclose the Confidential information to his/its relevant employees, agents or professionals retained by him/it. However, the receiving Party shall ensure that the aforesaid personnel shall comply with the relevant terms and conditions of this Agreement and be responsible for any liability incurred in connection with any breach by such personnel of the relevant terms and conditions hereof.

6.4	Notwithstanding any other provisions herein, the effect of this Article shall not be affected by the suspension or termination of this Agreement.

Article 7 Term of Agreement

7.1	This Agreement shall become effective once it is duly signed by the Parties, and shall terminate after all the Option Equity is legally transferred to The9 Computer and/or any other entity or individual designated by it in accordance with the provisions of this Agreement.

Article 8 Notice

8.1	Any notice, request, demand and other correspondences required by this Agreement or made in accordance with this Agreement shall be delivered in writing to the relevant Party.

8.2	Any such notice or other correspondences shall be deemed to have been delivered when it is sent if delivery by facsimile or telex, when it is delivered if delivery in person, and five (5) days after it was posted if delivery by post.

8.3	Any notice, request, demand and other correspondences made to The9 Computer shall be delivered to the address of the Company as first above written.

Article 9 Liabilities for Breach of Contract

9.1	The Parties agree and confirm that, if any Party (hereinafter the “Defaulting Party”) substantially violates any of the provisions herein or substantially fails to perform any of the obligations hereunder, such violation or failure shall constitute a default under this Agreement (hereinafter a “Default”), and the non-defaulting Party shall have the right to require the Defaulting Party to rectify such Default or take remedial measures within a reasonable period. If the Defaulting Party fails to rectify such Default or take remedial measures within such a reasonable period or within ten (10) days after the non-defaulting Party notifies the Defaulting Party in writing and require it to rectify the Default, then the non-defaulting Party shall have the right at its own discretion to decide the following:

9.1.1	if any Existing Shareholder or the Company is the Defaulting Party, The9 Computer shall be entitled to terminate this Agreement and require the Defaulting Party to make compensation for damages;

9.1.2	if The9 Computer is the Defaulting Party, the non-defaulting Party shall be entitled to require the Defaulting Party to make compensation for damages, but unless otherwise provided by law, the non-defaulting Party shall have no right to terminate or discharge this Agreement in any circumstances.

9.2	The rights and remedies set out herein shall be cumulative, and shall not preclude any other rights or remedies provided by law.

9.3	Notwithstanding any other provisions herein, the effect of this Article shall not be affected by the suspension or termination of this Agreement.

Article 10 Miscellaneous

10.1	This Agreement is executed in Chinese in three (3) originals, with one (1) original to be retained by each Party hereto.

10.2	The formation, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by the PRC Laws.

10.3	Any disputes arising out of and in connection with this Agreement shall be resolved through consultations among the Parties. If the Parties cannot reach an agreement regarding such disputes within thirty (30) days of their occurrence, such disputes shall be submitted to China International Economic and Trade Arbitration Commission, Shanghai Branch, for arbitration in Shanghai in accordance with the arbitration rules of such Commission, and the arbitral award shall be final and binding on the Parties.

10.4	None of the rights, powers and remedies granted to any Party by any provisions herein shall preclude any other rights, powers and remedies available to such Party at law and under the other provisions of this Agreement, nor shall the exercise by a Party of its rights, powers and remedies preclude any exercise by such Party of its other rights, powers and remedies.

10.5	Any failure or delay by a Party in exercising any of its rights, powers and remedies hereunder or in accordance with laws (hereinafter the “Party’s Rights”) shall not result in a waiver thereof, nor shall the waiver of any single or partial exercise of the Party’s Rights preclude such Party from exercising such rights in any other way and exercising the other Party’s Rights.

10.6	The headings of the provisions herein are for reference only, and in no circumstances shall such headings be used for or affect the interpretation of the provisions hereof.

10.7	Each provision contained herein shall be severable and independent from each of other provisions, and if at any time any one or more provisions herein become(s) invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions herein shall not be affected as a result thereof.

10.8	This Agreement, once executed, shall supersede any other previous legal documents executed by the Parties with respect to the subject matter hereof. Any amendments or supplements to this Agreement shall be made in writing and shall become effective only when duly signed by the Parties to this Agreement.

10.9	Without the prior written consent of The9 Computer, neither the Existing Shareholders nor the Company shall transfer any of their/its rights and/or obligations hereunder to any third parties. The Existing Shareholders and the Company hereby agree that The9 Computer shall be entitled to transfer any of its rights and/or obligations hereunder to any third party after serving written notice to the Existing Shareholders.

10.10	This Agreement shall be binding on the legal successors of the Parties.

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IN WITNESS HEREOF, the Parties have caused this Exclusive Call Option Agreement to be executed as of the date and in the place first above written.

Wang Yong

Signature: /s/ Wang Yong

Ji Wei

Signature: /s/ Ji Wei

The9 Computer Technology Consulting (Shanghai) Co., Ltd.

(Company chop)

Company chop is affixed

Appendix I:

Basic Information of Company

Company Name:	Shanghai The9 Information Technology Co., Ltd.

Registered Address:	Shanghai, PRC

Registered Capital:	RMB23 million

Legal Representative:	[Wang Yong]

Shareholding Structure:

Shareholder’s Name	Contributed Capital (in RMB)	Proportion of Equity Interests
Wang Yong	8,280,000	36%
Ji Wei	14,720,000	64%
Total	23,000,000	100%

Financial Year:	January 1 to December 31

Appendix II

Form of the Option Exercise Notice

To:                             :

WHEREAS this Company and you signed an Exclusive Call Option Agreement as of November 24, 2011 (“Option Agreement”), and agreed that you shall transfer the equity you hold in Shanghai The9 Information Technology Co., Ltd. (hereinafter “Company”) to this Company or any third parties designated by this Company on demand of this Company to the extent as permitted by the PRC Laws and regulations.

This Company hereby gives this Notice to you as follows:

This Company hereby requires to exercise the Transfer Option under the Option Agreement and [this Company]/[name of company/individual] designated by this Company shall accept the equity you hold accounting for             % of the Company’s Registered Capital (hereinafter the “Proposed Equity to be Transferred”). You are required to forthwith transfer all the Proposed Equity to be Transferred to [this Company]/[name of designated company/individual] upon receipt of this Notice in accordance with the agreed terms in the Option Agreement.

The9 Computer Technology Consulting (Shanghai) Co., Ltd.

(Company Chop)

Authorized Representative:

Date: